Exhibit 99.1

SCHEDULE 13D

CUSIP No. 59156R108

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement on Amendment No. 104 to Schedule 13D, to which this exhibit is attached, is filed on his or her behalf.

Dated: February 19, 2026

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Carlos M. Gutierrez

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Carla A. Harris

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Laura J. Hay

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R. Glenn Hubbard

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Jeh C. Johnson

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William E. Kennard

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Michel A. Khalaf

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Diana L. McKenzie

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Denise M. Morrison

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Christian Mumenthaler

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Mark A. Weinberger

*By: /s/ John A. Hall
       John A. Hall
       Attorney-in-fact